

ANNUAL REPORT

September 30, 2012

Madison Mosaic

Government Money Market

money market

Madison MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Christopher Nisbet

The one-year period ended September 30, 2012 saw the seven-day yield of Madison Mosaic Government Money Market stalled at historic lows as we approached the four-year anniversary of the Federal Reserve Board's policy of near-zero short-term rates. The Federal Reserve ("Fed") first dropped these rates to record lows in December of 2008. Most recently, the Fed's policy making board announced that they would hold short-term rates near zero into 2015. Money market yields are directly related to the Fed Funds Target Rate. As a result of these low rates, fund management has committed to cuts in fees that are calibrated to maintain the $1.00 per share value of your fund while the fund remains unable to obtain sufficient income to provide investors with current yield.

Economic Overview

For investors in Madison Mosaic Government Money Market the prospect of higher yields is linked to the overall interest rate environment and ultimately to Fed policy. As long as the Fed believes the economy needs the continued stimulus provided by low rates, bond investors will likely continue to see yields on a wide variety of domestic bonds remain historically low. So what are the prospects for a shift in short-term rates?

An uptick in Fed rates is likely to occur only when the prospects of a higher growth economy seem assured or inflation becomes a serious concern. The fact that the Fed has projected low rates well into 2015 suggests that it could be some time before these conditions are met. The domestic economic news was mixed over the past year, and investors found little comfort in the continued woes in the Eurozone and slowing growth in China. Still, there were some positive signs domestically as housing looked to be coming off its deepest doldrums and consumer confidence and spending rallied, particularly in the purchase of new vehicles. The relative strength of the U.S. economy helped support the domestic bond market, as investors continued to find comfort in the perceived security of Treasuries, U.S. corporate bonds and municipal issuances.

Outlook

We believe investors should remain mindful of the risks inherent in today's market environment, especially when considering the valuations of domestic bonds. The foundation to support solid economic improvement has grown significantly during the past three years as the Fed has aggressively eased monetary policy. Thus far, the substantial increase in money supply has failed to stimulate a level of economic growth necessary to significantly improve the employment situation which now appears to be the Fed's main goal. The continuation of global deleveraging along with U.S. fiscal uncertainties may cause businesses and consumers to behave differently than past recoveries. We have little doubt that both businesses and consumers will need to increase the pace of spending in order for economic growth to accelerate significantly, and the Fed's focus on employment may eventually put upward pressure on inflation. We expect interest rates to eventually trend higher if the housing market continues its recovery, Congress addresses fiscal cliff issues, employment conditions improve, European problems subside and inflation begins to resurface.

In times of uncertainty, as we experienced across this annual period, we believe managing risk in investment portfolios is paramount. We remain convinced that it is prudent for risk averse investors to include capital preservation strategies such as Mosaic Government Money Market within a portfolio.

SECURITY ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 9/30/12	
Fannie Mae	25.0%
Federal Farm Credit Bank	7.0%
Federal Home Loan Bank	30.7%
Freddie Mac	25.7%
U.S. Treasury Bills	7.9%
Repurchase Agreement and Other	3.7%

Sincerely,

Christopher W. Nisbet

Christopher Nisbet, CFA
Vice President and Portfolio Manager

Portfolio of Investments

	Par Value	Value (Note 1)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 96.3%		
Fannie Mae - 25.0%		
0.12%, 10/3/12 (A)	$400,000	$ 399,998
0.5%, 10/30/12	800,000	800,227
0.14%, 11/7/12 (A)	250,000	249,955
0.12%, 11/14/12 (A)	650,000	649,906
4.75%, 11/19/12	500,000	503,018
0.01%, 11/28/12 (A)	200,000	199,958
0.13%, 12/7/12 (A)	500,000	499,874
0.14%, 12/12/12 (A)	400,000	399,888
0.13%, 12/19/12 (A)	200,000	199,943
0.375%, 12/28/12	550,000	550,293
		4,453,060
Federal Farm Credit Bank - 7.0%		
0.19%, 10/1/12 (A)	400,000	400,000
4.5%, 10/17/12	300,000	300,568
1.875%, 12/7/12	550,000	551,737
		1,252,305
Federal Home Loan Bank - 30.7%		
0.13%, 10/2/12 (A)	250,000	250,000
0.13%, 10/5/12 (A)	300,000	299,995
4.625%, 10/10/12	110,000	110,119
0.13%, 10/10/12 (A)	450,000	449,986
0.16%, 10/12/12 (A)	300,000	299,988
0.12%, 10/17/12 (A)	250,000	249,987
0.13%, 10/24/12 (A)	300,000	299,975
0.23%, 10/25/12	200,000	200,006
0.15%, 10/26/12 (A)	100,000	99,990
0.14%, 10/30/12 (A)	500,000	499,944
0.14%, 11/2/12 (A)	400,000	399,951
0.14%, 11/7/12 (A)	500,000	499,928
0.13%, 11/9/12 (A)	250,000	249,965
0.12%, 11/16/12 (A)	200,000	199,969
1.625%, 11/21/12	400,000	400,812
0.2%, 11/26/12	555,000	555,032
0.14%, 12/5/12 (A)	200,000	199,948
0.2%, 12/6/12	200,000	200,013
		5,465,608

	Par Value	Value (Note 1)
Freddie Mac - 25.7%		
0.11%, 10/9/12 (A)	$300,000	$ 299,993
0.12%, 11/14/12 (A)	100,000	99,985
0.13%, 10/16/12 (A)	100,000	99,994
0.15%, 10/22/12 (A)	480,000	479,959
4.625%, 10/25/12	450,000	451,324
0.14%, 11/19/12 (A)	500,000	499,905
0.515%, 11/26/12	500,000	500,272
0.375%, 11/30/12	950,000	950,345
4.125%, 12/21/12	400,000	403,489
0.13%, 12/24/12 (A)	250,000	249,921
0.91%, 12/26/12	550,000	550,990
		4,586,177
U.S. Treasury Bills - 7.9%		
1.375%, 10/15/12	100,000	100,049
0.1%, 10/18/12 (A)	100,000	99,995
3.875%, 10/31/12	600,000	601,844
4%, 11/15/12	600,000	602,821
		1,404,709
Total U.S. Government and Agency Obligations (Cost $17,161,859)		17,161,859
Repurchase Agreement - 3.5%		
With U.S. Bank National Association issued 9/28/12 at 0.01%, due 10/1/12, collateralized by $174,261 in Fannie Mae Pool #254725 due 5/1/33 and $457,712 Ginnie Mae Series GNR 2004-19 due 3/20/34. Proceeds at maturity are $619,584 (Cost $619,584)		619,584
TOTAL INVESTMENTS - 99.8% (Cost $17,781,443)*		17,781,443
NET OTHER ASSETS AND LIABILITIES - 0.2%		42,664
NET ASSETS - 100.0%		$17,824,107

(A) Rate noted represents annualized yield at time of purchase.
*Cost for tax purposes of $17,781,443.

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities

ASSETS

Investment, at value (Notes 1 and 2)

Total government agency obligations	$17,161,859
Repurchase agreement	619,584
Total investments (cost $17,781,443)	17,781,443
Capital shares sold	399
Interest receivable	62,625
Total assets	17,844,467

LIABILITIES

Payables

Capital shares redeemed	17,079
Investment advisory fees	3,666
Service agreement fees	6,720
Waived fees	(7,105)
Total liabilities	20,360

NET ASSETS	$17,824,107

Net assets consists of:

Paid in capital	17,824,123
Accumulated net realized losses	(16)
Net Assets	$17,824,107

CAPITAL SHARES OUTSTANDING

An unlimited number of capital shares, without par value, are authorized (Note 5)	$17,824,207

NET ASSETS VALUE PER SHARE	$1.00

Statement of Operations

For the year ended September 30, 2012

INVESTMENT INCOME (Note 1)

Interest income	$ 13,448

EXPENSES (Notes 3, 4 and 6)

Investment advisory fees	94,048
Service agreement fees	73,358
Line of credit fees	250
Expenses waived	(154,208)
Total expenses	13,448

NET INVESTMENT INCOME	–
NET REALIZED GAIN/LOSS ON INVESTMENTS	–
TOTAL INCREASE/DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ –

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

| | Year Ended September 30, | |
	2012	2011
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$ –	$ –
Net realized gain (loss) on investments	–	–
Total increase (decrease) in net assets resulting from operations	–	–
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	–	–
From net capital gains	–	–
Total distributions	–	–
CAPITAL SHARE TRANSACTIONS (Note 5)	(2,277,158)	(2,092,551)
TOTAL DECREASE IN NET ASSETS	(2,277,158)	(2,092,551)
NET ASSETS		
Beginning of period	$20,101,265	$22,193,816
End of period	$17,824,107	$20,101,265

Financial Highlights

Selected data for a share outstanding for the periods indicated.

| | Year Ended September 30, | | | | |
	2012	2011	2010	2009	2008
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income (loss)	–	–	–	–[1]	0.03
Less distributions from net investment income	–	–	–	–[1]	(0.03)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	–	–	–	0.43	2.73
Ratios and supplemental data					
Net assets, end of period (thousands)	$17,824	$20,101	$22,194	$25,817	$30,975
Ratio of expenses to average net assets before fee waiver (%)	0.89	0.89	0.90	0.89	0.88
Ratio of expenses to average net assets after fee waiver[2] (%)	0.07	0.11	0.14	0.45	0.63
Ratio of net investment income to average net assets before fee waiver (%)	(0.82)	(0.79)	(0.76)	0.01	2.47
Ratio of net investment income to average net assets after fee waiver[2] (%)	–	–	–	0.45	2.72

[1]Greater than $0.00 but less than $0.01.
[2]See Notes 3 and 4 to the Financial Statements.

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies.

Madison Mosaic Government Money Market (the "Fund") is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Fund invests solely in securities issued by the U.S. Government or its agencies or instrumentalities and in repurchase agreements backed by such securities. Because the Fund is 100% no-load, its shares are offered and redeemed at the net asset value per share.

Portfolio Valuation: Securities are valued at acquisition cost as adjusted for amortization of premium or accretion of discount, which approximates fair value.

The Fund has adopted the Financial Accounting Standards Board ("FASB") applicable guidance on fair value measurements. Fair value is defined as the price that the Fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs," minimize the use of unobservable "inputs" and establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data

obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1 - unadjusted quoted prices in active markets for identical securities

- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rate volatilities, prepayment speeds, credit risk, benchmark yields, transactions, bids, offers, new issues, spreads and other relationships observed in the markets among comparable securities, underlying equity of the issuer; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance and other reference data, etc.)

- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The valuation techniques used by the Fund to measure fair value for the year ended September 30, 2012 maximized the use of observable inputs and minimized the use of unobservable inputs. As of September 30, 2012 and for the year then ended, the Fund did not hold securities deemed Level 3 and there were no transfers between classification levels.

The following is a summary used as of September 30, 2012 in valuing the Fund's investments carried at fair value:

Fund	Level 1	Level 2	Level 3	Value at 9/30/12
Government				
U.S. Government and Agency Obligations	$ --	$17,161,859	$ --	$17,161,859
Repurchase Agreement	--	619,584	--	619,584
Total	$ --	$17,781,443	$ --	$17,781,443

Please see the Portfolio of Investments for a listing of all securities within the U.S. Government and Agency Obligations category.

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, modifying Topic 820, Fair Value Measurements and Disclosures. At the same time, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard ("IFRS") 13, Fair Value Measurement. The objective by the FASB and IASB is convergence of their guidance on fair value measurements and disclosures. The effective date of the ASU is for interim and annual periods beginning after December 15, 2011 and is therefore not effective for the current fiscal year. The Fund's investment adviser is in the process of assessing the impact of the updated standards on the Fund's financial statements.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income: Net investment income, determined as gross investment income less total expenses, is declared as a dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. The Fund paid no distributions for the years ended September 30, 2012 and 2011, respectively.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Fund to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes.

As of and during the year ended September 30, 2012, the Fund did not have a liability for any unrecognized tax benefits. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the period, the Fund did not incur any such interest or penalties. The Fund has available for federal income tax purposes capital losses of $16 which will expire September 30, 2019.

The Regulated Investment Company ("RIC") Modernization Act of 2010 (the "Modernization Act") modernizes several of the federal income and excise tax provisions related to RICs. The Modernization Act contains simplification provisions effective for taxable years beginning after December 22, 2010, which are aimed at preventing disqualification of a RIC for "inadvertent" failures of the asset diversification and/or qualifying income tests. Additionally, the Modernization Act allows capital losses to be carried forward indefinitely, and retain the character of the original loss, exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of pay-through income and gains.

Tax years open to examination by tax authorities under the statute of limitations include 2009 through 2012.

Cash Concentration: At times, the Fund maintain cash balances at financial institutions in excess of federally insured limits. The Fund monitors this credit risk and has not experienced any losses related to this risk.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment in Repurchase Agreements. When the Fund purchases securities under agreements to resell, the securities are held in safekeeping by the Fund's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Fund's custodian bank. The Fund, along with other registered investment companies having Advisory and Services Agreements with the same adviser, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or Federal agency obligations. As of September 30, 2012, the Fund has approximately a 2.1% interest or $619,584 in the consolidated repurchase agreement of $29,579,283 collateralized by $30,170,716 in Fannie Mae and Ginnie Mae agency notes. Proceeds at maturity are $29,579,307.

3. Investment Advisory Fee. The investment adviser to the Trust, Madison Investment Advisors, LLC (the "Adviser"), earns an advisory fee equal to 0.50% per annum of the average net assets of the Fund. The fee is accrued daily and paid monthly. Since December 9, 2002, the Adviser has been voluntarily waiving 0.25% of this fee for the Fund. This waiver may end at any time. Additional advisory fees above the 0.25% are also being waived due to historically low yields. For the year ended September 30, 2012, the waived amount was $83,850.

The Adviser will reimburse the Fund for the amount of any expenses of the Fund (less certain expenses) that exceed 1.5% per annum of the average net assets of the Fund up to $40 million and 1% per annum of such amount in excess of $40 million. No amounts were reimbursed to the Fund by the Adviser for the year ended September 30, 2012.

4. Other Expenses. Under a separate Services Agreement, the Adviser will provide or arrange for the Fund to have all necessary operational and support services for a fee based on a percentage of the Fund's average net assets. This fee is 0.39%. The direct expenses paid by the Fund and referenced below come out of this fee.

The Fund's Independent Trustees and independent registered public accountants fees and expenses are paid directly by the Fund, the amounts of which can be found in the Statement of Operations.

Expenses paid by the Fund and not covered within the Services Agreement referenced above include costs associated with the Line of Credit, fees related to portfolio holdings and extraordinary or nonrecurring fees.

Due to the historically low yields of the securities in which the Fund invests, the Adviser has contractually agreed to waive payments for all Fund expenses in excess of the Fund's actual yields until its yield without expenses exceeds 0.50%. This fee waiver is subject to renewal on an annual basis.

For the year ended September 30, 2012, the total waived amount was $154,208 which represents $70,358 of the Services fee (pursuant to waiver discussed in preceding paragraph) and an additional $83,850 of advisory fees (pursuant to the advisory fee waiver discussed in Note 3).

5. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares (in dollars) were as follows:

| | Year Ended September 30, | |
	2012	2011
Shares sold	$ 4,743,202	$ 8,057,261
Shares issued in reinvestment of dividends	–	–
Total shares issued	4,743,202	8,057,261
Shares redeemed	7,020,360	10,149,812
Net decrease	$ (2,277,158)	$ (2,092,551)

The number of shares sold, issued and redeemed is the same as the dollar amounts shown above.

6. Line of Credit. The Fund has a $2 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 2.75% at September 30, 2012). The line of credit contains loan covenants with respect to certain financial ratios and operating matters. The Fund was in compliance with these covenants as of September 30, 2012. During the year ended September 30, 2012, the Fund did not draw on its line of credit.

7. Discussion of Risks. Please see the most current version of the Fund's prospectus for a discussion of risks associated with investing in the Fund. Although the Adviser seeks to appropriately address and manage the risks identified and disclosed to you in connection with the management of the securities in the Fund, you should understand that the very nature of the securities markets includes the possibility that there are additional risks that we did not contemplate for any number of reasons. We certainly seek to identify all applicable risks and then appropriately address them, take appropriate action to reasonably manage them and, of course, to make you aware of them so you can determine if they exceed your risk tolerance. Nevertheless, the often volatile nature of the securities markets and the global economy in which we work suggests that the risk of the unknown is something you must consider in connection with your investments in securities. Unforeseen events have the potential to upset the best laid plans of man, and could, in a worst-case scenario produce the material loss of the value of some or all of the securities we manage for you in the Fund.

8. Subsequent Events. Management has evaluated the impact of all subsequent events on the Fund. At a meeting held on November 6, 2012, the Board of Trustees of the Madison Mosaic Government Money Market Trust approved the reorganization of the Government Money Market Fund with and into a corresponding series and class of MEMBERS® Mutual Funds subject to the approval of the shareholders. The MEMBERS® Mutual Funds will be renamed Madison Funds® in February 2013.

No events, other than what's noted above, have taken place that meet the definition of a subsequent event that requires adjustment to, or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF MADISON MOSAIC GOVERNMENT MONEY MARKET

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments of the Madison Mosaic Government Money Market (the "Fund") as of September 30, 2012 and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly we express no such

opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2012 by correspondence with the Fund's custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Madison Mosaic Government Money Market as of September 30, 2012, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 14, 2012

Other Information

Fund Expenses (unaudited)

Example: This Example is intended to help you understand your costs (in dollars) of investing in the Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 3 and 4 above for an explanation of the types of costs charged by the Fund.

This Example is based on an investment of $1,000 invested on April 1, 2012 and held for the six-months ended September 30, 2012.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Government Money Market	0.00%	$1,000.00	$1,000.00	0.07%	$0.36

[1]For the six-months ended September 30, 2012.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Government Money Market	5.00%	$1,000.00	$1,025.26	0.07%	$0.36

[1]For the six-months ended September 30, 2012.
[2]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Tax Information. The Form 1099-DIV you receive in January 2013 will show the tax status of all distributions paid to your account in calendar 2012. Shareholders are advised to consult their own tax adviser with respect to the tax consequences of their investment in a Fund. No dividends from income were distributed during the fiscal year ended September 30, 2012.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Fund only invests in non-voting securities. Nevertheless, the Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolio. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies may also be obtained by visiting the SEC's web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website. The Fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Discussion of Contract Renewal (Unaudited). The Board reviewed a variety of matters in connection with its considerations of the renewal of Madison Mosaic Government Money Market Trust's (the "Trust") investment advisory contract with the Madison Investment Advisors, LLC (the "Adviser"). The following description of the Board's considerations summarizes this process which occurred at an in-person meeting in July 2012:

With regard to the *nature, extent and quality of the services to be provided by the Adviser*, the Board reviewed the biographies and tenure of the personnel involved in Trust management and the experience of the Adviser and its affiliates as investment manager to other investment companies with similar investment strategies or to individual clients or institutions with similar investment strategies. They recognized the wide array of investment professionals employed by the firm. Representatives of the Adviser discussed the firm's ongoing investment philosophies and strategies intended to provide performance consistent with each Trust portfolio's investment objectives under various market scenarios. The Trustees also noted their familiarity with the Adviser and its affiliates due to the Advisers' history of providing advisory services to its proprietary investment company clients.

The Board also discussed the quality of services provided to the Trust by its applicable transfer agent, fund administrator and custodian as well as the various administrative services provided directly by the Adviser. Such services included arranging for third party service providers to provide all necessary administration to the Trust.

With regard to the *investment performance of the Trust and the investment adviser*, the Board reviewed current performance information provided in the written

Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices and benchmarks. They reviewed both long-term and short-term performance. They also considered whether any relative underperformance was appropriate to the Adviser's conservative investment philosophy.

A comprehensive discussion of performance and market conditions occurred in connection with the Board's considerations.

With regard to the *costs of the services to be provided and the profits to be realized by the investment adviser and its affiliates* from the relationship with the Trust, the Board reviewed the expense ratios for a variety of other funds in the Trust's peer group with similar investment objectives.

The Board noted that the Adviser or its affiliates provided investment management services to other investment company and/or non-investment company clients and considered the fees charged by the Adviser to such funds and clients for purposes of determining whether the given advisory fee was disproportionately large under the so-called *Gartenberg* standard traditionally used by investment company boards in connection with contract renewal considerations. The Board took those fees into account and considered the differences in services and time required by the various types of funds and clients to which the Adviser provided services. The Board recognized that significant differences may exist between the services provided to one type of fund or client and those provided to others, such as those resulting from a greater frequency of shareholder redemptions in a mutual fund and the higher turnover of mutual fund assets. The Board gave such comparisons the weight that they merit in light of the similarities and differences between the services that the various funds require and were wary of "inapt comparisons." They considered that, if the services rendered by the Adviser to one type of fund or client differed significantly from others, then the comparison should not be used. In the case of non-investment company clients for which the Adviser may act as either investment adviser or subadviser, the Board noted that the fee may be lower than the fee charged to the Trust. The Board noted too the various administrative, operational, compliance, legal and corporate communication services required to be handled by the Adviser which are performed for investment company clients but are not performed for other institutional clients.

The Trustees reviewed the Truat's fee structure based on total fund expense ratio as well as by comparing advisory fees to other advisory fees. The Board noted the simple expense structure maintained by the Trust, i.e. an advisory fee and a capped administrative "services" expense. The Board noted the total expense ratios paid by other funds with similar investment objectives, recognizing that such a comparison, while not dispositive, was an important consideration.

The Trustees sought to ensure that fees paid by the Trust were appropriate. The Board reviewed materials demonstrating that although the Adviser is compensated for a variety of the administrative services it provides or arranges to provide to the Trust pursuant to its administrative services agreements with the Trust, such compensation does not always cover all costs due to the cap on administrative expenses. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fee are paid by the Adviser from the investment advisory fees earned. In this regard, the Trustees noted that examination of the Trust's total expense ratio compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Board noted that because the Trust is relatively small, the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Adviser who serve as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Trust alone. However, the Board recognized that the Trust is profitable to the Adviser because such salaries and fixed costs are already paid in whole or in part from revenue generated by management of other client assets managed by the Adviser. The Trustees noted that total assets managed by the Adviser and its affiliates approximated $16 billion at the time of the meeting. As a result, although the fees paid by the Trust at its present size might not be sufficient to profitably support a stand-alone fund, the Trust is reasonably profitable to the Adviser as part of its larger, diversified organization. In sum, the Trustees recognized that the Trust is important to the Adviser and is managed with the attention given to the Adviser's other clients.

With regard to the extent to which *economies of scale* would be realized as the Trust grows, the Trustees recognized that at its current size, it was premature to discuss any economies of scale not already factored into existing advisory and services agreements. The Trustees also recognized that, for competitive purposes and to ensure the Trust continues to comply with its investment objectives, the Adviser was currently waiving fees.

 Legal counsel to the Trusts' Independent Trustees confirmed that he had met previously and reviewed the written contract renewal materials provided by the Adviser. He noted that the Independent Trustees had considered such materials in light of the aforementioned *Gartenberg* standards as well as criteria either set forth or discussed in the recent Supreme Court decision in *Jones v. Harris* regarding the investment company contract renewal process under Section 15(c) of the Investment Company Act of 1940, as amended. The Independent Trustees made

a variety of additional inquiries regarding such written materials to the Adviser and representatives of the Adviser discussed each matter raised.

After further discussion, analysis and review of the totality of the information presented, including the information set forth above and the other information considered by the Board of Trustees, the Trustees, including the Independent Trustees, concluded that the Trust's advisory fees are fair and reasonable and that renewal of their respective Advisory and Services Agreements are in the best interests of each respective Trust portfolio and its shareholders.

Finally, the Board also reviewed the Trusts' distribution agreements and the information provided in the written materials regarding the distributor as well as applicable Codes of Ethics.

Upon conclusion of its considerations, the Board renewed the investment advisory agreement between the Trust and the Adviser for another year.

Trustees and Officers

The address of each Trustee and officer is 550 Science Drive, Madison, Wisconsin 3711, except for Mr. Mason for which it is 8777 N. Gainey Center Drive, #220, Scottsdale, Arizona 85258.

Interested Trustees and Officers

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Katherine L. Frank[1] 1960	President, 1996 – Present, and Trustee, 2001- Present	Madison Investment Holdings, Inc. ("MIH") (affiliated investment advisory firm of Madison), Executive Director and Chief Operating Officer, 2010 - Present; Managing Director and Vice President, 1986 - 2010; Madison Asset Management, LLC ("MAM") (affiliated investment advisory firm of Madison), Executive Director and Chief Operating Officer, 2010 - Present; Vice President, 2004 - 2010; Madison Investment Advisors, LLC ("Madison"), Executive Director and Chief Operating Officer, 2010 - Present; President, 1996 - 2010; Madison Mosaic Funds (12 funds, including the Trust), President, 1996 - Present; Madison Strategic Sector Premium Fund (closed end fund), President, 2005 - Present; Madison/Claymore Covered Call and Equity Strategy Fund (closed end fund), Vice President, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16) (mutual funds), President, 2009 - Present	Madison Mosaic Funds (all but Equity Trust), 2001 - Present; Madison; Strategic Sector Premium Fund, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
Frank E. Burgess 1942	Trustee and Vice President, 1996 – Present	MIH, Founder, Executive Director and President, 2010 - President; Managing Director and President, 1973 - 2010; MAM, Executive Director and President, 2010 - Present; President, 2004 - 2010; Madison, Executive Director and President, 2010 - Present ; Madison Mosaic Funds (12 funds, including the Trust), Vice President, 1996 - Present; Madison Strategic Sector Premium Fund, Vice President, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	Madison Mosaic Funds (12), 1996 - Present; Madison; Strategic Sector Premium Fund and Madison/ Claymore Covered Call & Equity Strategy Fund, 2005 - Present; Capitol Bank of Madison, WI, 1995 - Present; American Riviera Bank of Santa Barbara, CA, 2006 - Present
Jay R. Sekelsky 1959	Vice President, 1996 – Present	MIH, Executive Director and Chief Investment Officer, 2010 - Present; Managing Director and Vice President, 1990 - 2010; MAM, Executive Director and Chief Investment Officer, 2010 - Present; Madison, Executive Director and Chief Investment Officer, 2010 - Present; Vice President, 1996 - 2010; Madison Mosaic Funds (12 funds, including the Trust), Vice President, 1996 - Present; Madison Strategic Sector Premium Fund and Madison/Claymore Covered Call and Equity Strategy Fund, Vice President, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	N/A
Paul Lefurgey 1964	Vice President, 2009 - Present	MIH, Managing Director, Head of Fixed Income Investments, 2005 - Present; MAM and Madison, Managing Director, Head of Fixed Income Investments, 2010 - Present; MEMBERS Capital Advisors, Inc. ("MCA") (investment advisory firm), Madison, WI, Vice President 2003 - 2005; Madison Mosaic Funds (12 funds, including the Trust), Vice President, 2009 - Present; Madison Strategic Sector Premium Fund, Vice President, 2010 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Vice President, 2009 - Present	N/A

[1]"Interested person" as defined in the 1940 Act. Considered an interested Trustee because of the position held with the investment adviser of the Funds.

Name and Year of Birth	Position(s) and Length of Time Served	Principal Occupation(s) During Past Five Years	Other Directorships/Trusteeships
Greg D. Hoppe 1969	Treasurer, 2009 - Present Chief Financial Officer, 1999 - 2009	MIH and Madison, Vice President, 1999 - Present; MAM, Vice President, 2009 - Present; Madison Mosaic Funds (12 funds, including the Trust), Treasurer, 2009 - Present; Chief Financial Officer, 1999 - 2009; Madison Strategic Sector Premium Fund, Treasurer, 2009 - Present; Chief Financial Officer, 2005 - 2009; Madison/Claymore Covered Call and Equity Strategy Fund, Vice President, 2008 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Treasurer, 2009 - Present	N/A
Holly S. Baggot 1960	Secretary and Assistant Treasurer, 2009 - Present	MIH and Madison, Vice President, 2010 - Present; MAM, Vice President, 2009 - Present; Madison Mosaic Funds (12 funds, including the Trust), Secretary and Assistant Treasurer, 2009 - Present; Madison Strategic Sector Premium Fund, Secretary and Assistant Treasurer, 2010 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Assistant Treasurer, 2009 - Present; Secretary, 1999 - Present; Treasurer, 2008 - 2009; Assistant Treasurer, 1997 - 2007; MCA, Director-Mutual Funds, 2008 - 2009; Director-Mutual Fund Operations, 2006 - 2008; Operations Officer-Mutual Funds, 2005 - 2006; Senior Manager-Product & Fund Operations, 2001 - 2005	N/A
W. Richard Mason 1960	Chief Compliance Officer, 1992 - Present Corporate Counsel and Assistant Secretary, 2009 - Present General Counsel and Secretary, 1992 - 2009	MIH, MAM, Madison, and Madison Scottsdale, LC (an affiliated investment advisory firm of Madison), Chief Compliance Officer and Corporate Counsel, 2009 - Present; General Counsel and Chief Compliance Officer, 1996 - 2009; Mosaic Funds Distributor, LLC (an affiliated brokerage firm of Madison), Principal, 1998 - Present; Concord Asset Management, LLC ("Concord") (an affiliated investment advisory firm of Madison), General Counsel, 1996 - 2009; NorthRoad Capital Management LLC ("NorthRoad") (an affiliated investment advisory firm of Madison), Chief Compliance Officer and Corporate Counsel, 2011 - Present; Madison Mosaic Funds (12 funds, including the Trust), Chief Compliance Officer, Corporate Counsel, and Assistant Secretary, 2009 - Present; Secretary, General Counsel, Chief Compliance Officer, 1992 - 2009; Madison Strategic Sector Premium Fund, Chief Compliance Officer, Corporate Counsel and Assistant Secretary, 2009 - Present; Secretary, General Counsel and Chief Compliance Officer, 2005 - 2009; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), Chief Compliance Officer, Corporate Counsel and Assistant Secretary, 2009 - Present	N/A
Pamela M. Krill 1966	General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present	MIH, MAM, Madison, Madison Scottsdale, LC, Mosaic Funds Distributor, and Concord, General Counsel and Chief Legal Officer, 2009 - Present; NorthRoad, General Counsel & Chief Legal Officer, 2011 - Present; Madison Mosaic Funds (12 funds, including the Trust), General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present; Madison Strategic Sector Premium Fund, General Counsel, Chief Legal Officer and Assistant Secretary, 2010 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), General Counsel, Chief Legal Officer and Assistant Secretary, 2009 - Present; CUNA Mutual Insurance Society (insurance company with affiliated investment advisory, brokerage and mutual fund operations), Madison, WI, Managing Associate General Counsel-Securities & Investments, 2007 - 2009; Godfrey & Kahn, S.C. (law firm), Madison and Milwaukee, WI, Shareholder, Securities Practice Group, 1994-2007	N/A

Independent Trustees

Name and Year of Birth	Position(s) and Length of Time Served[1]	Principal Occupation(s) During Past Five Years	Portfolios Overseen in Fund Complex[2]	Other Directorships/Trusteeships
Philip E. Blake 1944	Trustee, 2001 - Present	Retired investor; Lee Enterprises, Inc (news and advertising publisher), Madison, WI, Vice President, 1998 - 2001; Madison Newspapers, Inc., Madison, WI, President and Chief Executive Officer, 1993 - 2000	44	Edgewood College, 2003 - Present; Chairman of the Board, 2010 - 2012; Nerites Corporation (technology company), 2004 - Present; Madison Mosaic Funds (12 funds, including the Trust), 2001 - Present; Madison Strategic Sector Premium Fund, 2005 - Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
James R Imhoff, Jr. 1944	Trustee, 1996 - Present	First Weber Group (real estate brokers), Madison, WI, Chief Executive Officer, 1996 - Present	44	Park Bank, 1978 - Present; Madison Mosaic Funds (12 funds, including the Trust), 1996 - Present; Madison Strategic Sector Premium Fund, 2005 - Present; Madison/Claymore Covered Call and Equity Strategy Fund, 2005- Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present
Lorence D. Wheeler 1938	Trustee, 1996 - Present	Retired investor; Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide), Madison, WI, President, 1986 - 1997	44	Grand Mountain Bank FSB and Grand Mountain Bancshares, Inc. 2003 - Present; Madison Mosaic Funds (12 funds, including the Trust), 1996 - Present; Madison Strategic Sector Premium Fund, 2005 - Present; Madison/Claymore Covered Call and Equity Strategy Fund, 2005- Present; MEMBERS Mutual Funds (13) and Ultra Series Fund (16), 2009 - Present

[1] Independent Trustees serve in such capacity until the Trustee reaches the age of 76, unless retirement is waived by unanimous vote of the remaining Trustees on an annual basis.

[2] The Fund Complex consists of the Fund with 1 portfolio, the MEMBERS Mutual Funds with 13 portfolios, the Ultra Series Fund with 16 portfolios, the Madison Strategic Sector Premium Fund (a closed-end fund) and the Madison Mosaic Equity, Income, and Tax-Free Trusts, which together have 11 portfolios, for a grand total of 42 separate portfolios in the Fund Complex.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Madison Mosaic Funds at 1-800-368-3195

money market

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Mid-Cap Fund
Disciplined Equity Fund
Dividend Income Fund
NorthRoad International Fund

Income Trust
Government Fund
Core Bond Fund
Institutional Bond Fund
Investment Grade Corporate Bond Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

An investment in any Madison Mosaic fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Government Money Market fund seeks to preserve the value of the investment at $1.00 per share, it is possible to lost money by investing in the fund.

TRANSFER AGENT

Madison Mosaic® Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

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Toll-free nationwide: 800-336-3063

SEC File Number 811-2910